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                          October 19, 2022

       Dr. Torsten Hombeck
       Chief Financial Officer
       Akari Therapeutics PLC
       75/76 Wimpole Street
       London W1G 9RT
       United Kingdom

                                                        Re: Akari Therapeutics
PLC
                                                            Registration
Statement on Form F-1
                                                            Filed October 12,
2022
                                                            File No. 333-267840

       Dear Dr. Torsten Hombeck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard Bass, Esq.